TEVA CONTINUES TO INVIGORATE INJECTABLE PORTFOLIO WITH THE LAUNCH OF
ARGATROBAN INJECTION IN THE UNITED STATES

Jerusalem, April 28, 2015 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) announces the launch of Argatroban Injection in 0.9% sodium chloride, 250 mg/250 mL for intravenous infusion only, in the United States. Argatroban Injection is used to prevent or treat blood clots in adult patients who have developed antibodies to heparin or heparin-like products causing a decrease in platelets (known as heparin-induced thrombocytopenia). Argatroban Injection is also used as a blood thinner in adult patients during percutaneous coronary intervention (PCI), a cardiac procedure, in patients who have had or are at risk for heparin-induced thrombocytopenia.

Argatroban Injection works by blocking a certain natural substance (thrombin) that the body uses to form blood clots. This premixed formulation (250 mg in 250 mL aqueous sodium chloride solution) is supplied in a bag ready for intravenous infusion and does not require further dilution.

Argatroban Injection had annual sales of approximately $22 million in the United States, according to IMS data as of December 2014.

Teva is committed and focused on building a stronger generic injectable business globally. As the number one generics company in the world, we can quickly bring a range of high-quality, cost-effective generic injectable treatments to patients within the doctor’s office, hospital, or clinic. This month, Teva is also reintroducing Ondansetron Injection USP 40mg/20mL and Mesna Injection.

About Argatroban Injection in 0.9% Sodium Chloride

Argatroban Injection is indicated for prophylaxis or treatment of thrombosis in adult patients with heparin-induced thrombocytopenia (HIT). Argatroban Injection is also indicated as an anticoagulant in adult patients with or at risk for HIT undergoing percutaneous coronary intervention (PCI).

Important Safety Information

Argatroban is contraindicated in patients with major bleeding and in patients with a history of hypersensitivity to argatroban. Airway, skin, and generalized hypersensitivity reactions have been reported.

Hemorrhage can occur at any site in the body in patients receiving argatroban. An unexplained fall in hematocrit or hemoglobin or a fall in blood pressure should lead to consideration of a hemorrhagic event. Argatroban Injection should be used with extreme caution in disease states and other circumstances in which there is an increased danger of hemorrhage. Concomitant use of argatroban with antiplatelet agents, thrombolytics, and other anticoagulants may increase the risk of bleeding.

Use caution when administering argatroban to patients with hepatic impairment by starting with a lower dose and carefully titrating until the desired level of anticoagulation is achieved. Use of argatroban in PCI patients with clinically significant hepatic disease or AST/ALT levels = 3 times the upper limit of normal should be avoided.

Anticoagulation effects associated with argatroban infusion at doses up to 40 mcg/kg/min correlate with increases of the activated partial thromboplastin time (aPTT). The concomitant use of argatroban and warfarin results in prolongation of the PT and INR beyond that produced by warfarin alone.

In clinical trials, the most common (> 5%) adverse reactions for HIT patients were dyspnea, hypotension, fever, diarrhea, sepsis, and cardiac arrest. The most common (> 5%) adverse reactions for PCI patients were chest pain, hypotension, back pain, nausea, vomiting and headache.

Please see accompanying Full Prescribing Information.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents) and our ability to migrate users to our 40 mg/mL version; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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